UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

File No. 812-

In the matter of:	x
Northern Trust Investments, N.A.	:
NT ETF Trust	x

Application for an Order to Amend a Prior Order under (i) Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and Rule 22c-1 under the Act; (ii) Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act; and (iii) Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

Please send all communications to:

Eric K. Schweitzer	Diana E. McCarthy, Esq.
Craig R. Carberry, Esq.	Veena K. Jain, Esq.
Northern Trust Investments, N.A.	Drinker Biddle & Reath LLP
50 S. LaSalle Street	One Logan Square, Ste. 2000
Chicago, IL 60603	Philadelphia, Pennsylvania 19103-6996

Page 1 of 36 Pages, including Exhibits

Exhibit Index appears on Page 32

As filed with the Securities and Exchange Commission on May 14, 2010

I. Introduction

Northern Trust Investments, N.A. (the “Adviser”) and NT ETF Trust (the “Trust”) (collectively, the “Applicants”) hereby apply for and request an order (the “Order”) to amend a prior order under (i) Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and Rule 22c-1 under the Act; (ii) Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act; and (iii) Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1) of the Act (the “Prior Order”).1

The requested relief is substantially similar to relief previously granted by the Securities and Exchange Commission (the “SEC” or “Commission”) in the Prior Order that would permit the Trust to create and operate investment portfolios (the “Equity Funds”) that offer exchange traded shares (“Shares”) with limited redeemability. Each Equity Fund would be permitted to hold certain equity securities, selected to correspond, before fees and expenses, generally to the price and yield performance of a specified securities index (an “Index”). Shares would be purchased only in large aggregations of a specified number referred to as a “Creation Unit.” Creation Units would be separable upon issue into individual Shares, which would be listed and traded at negotiated prices on a national securities exchange. The Shares themselves would not be redeemable unless combined into a Creation Unit.

The Applicants hereby request relief similar to that received with respect to Equity Funds for investment portfolios of the newly-organized Trust (the “New Funds”) that will offer Shares

[1]

NETS Trust, et al., Investment Company Act Release Nos. 28166 (Feb. 25, 2008) (notice) and 28195 (March 17, 2008) (order) (“Prior Order”). All capitalized terms not otherwise defined in the application have the meanings ascribed to them in the applications for the Prior Order. NETS Trust was liquidated on February 20, 2009 and deregistered with the SEC on May 20, 2009, and is not a party to this application. Foreside Fund Services, LLC is not the principal distributor of the Trust, and is also not an applicant.

with limited redeemability which would, in turn, invest in fixed-income securities, selected to correspond, before fees and expenses, generally to the price and yield performance of an Index. Applicants also seek relief for Future Funds (defined below) based on specific Indexes comprised of (a) a blend of domestic and/or foreign equity securities and fixed-income securities or (b) a blend of domestic and/or international equity sub-indexes and fixed-income sub-indexes (each such Index, a “Blended Index”).

Applicants also seek to amend the Prior Order by deleting the relief granted from the requirements of Section 24(d) of the Act. The requested relief would also extend to any additional investment portfolios of the Trust or of future open-end investment companies that may be offered in the future (the “Future Funds”).2 The Applicants believe the requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

The requested relief is substantially similar to the relief granted to the Applicants by the Commission in the Prior Order. The requested relief is also substantially similar to that granted to other fixed-income exchange-traded funds (hereinafter, “ETFs”).3 The New Funds, the Equity Funds and the Future Funds, together, are referred to herein as the “Funds.”

[2]

All existing entities that intend to rely on the Order have been named as applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the application. Any Future Fund will be advised by the Adviser or any entity controlled by or under common control with the Adviser.

[3]

See Barclays Global Fund Advisors, et al., Investment Company Act Release No. 25622 (June 25, 2002), as subsequently amended by iShares Trust, et al., Investment Company Act Release No. 26006 (Apr. 15, 2003), Barclays Global Fund Advisors, et al., Investment Company Act Release No. 26175 (Sept. 8, 2003), and Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27417 (June 23, 2006); Van Eck Associates, et al., Investment Company Act Release No. 27742 (Feb. 27, 2007); SSgA Funds Management, Inc. et al., Investment Company Act Release No. 27839 (May 25, 2007); PowerShares Exchange-Traded Fund Trust, et al., Investment Company Act Release No. 27841 (May 25, 2007); Pacific Investment Management Company LLC and PIMCO ETF Trust, Investment Company Act Release No. 28752 (June 1, 2009); Charles Schwab Investment Management Inc., et al., Investment Company Act Release No. 28983 (Oct. 23, 2009).

No form having been specifically prescribed for this application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the SEC.

II. The Investment Products

A. The Applicants

The Trust – NT ETF Trust is a statutory trust newly organized under the laws of Maryland and will be registered with the SEC as an open-end management investment company. The Trust will be managed by a board of trustees (the “Board”). The New Funds will be series of the Trust and will be advised by the Adviser. Each Future Fund will be advised by the Adviser or an entity controlled by, or under common control with, the Adviser.

The Adviser – Northern Trust Investments, N.A. (“NTI”) is the investment adviser to the Trust. The Adviser is a national banking association with its principal office located at 50 S. LaSalle Street, Chicago, IL 60603. NTI is registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser may retain one or more sub-advisers (“Sub-Advisers”) for managing the assets of a Fund for which it is the investment adviser. Any Sub-Adviser to a Fund will be registered under the Advisers Act. NTI is a subsidiary of The Northern Trust Company (“TNTC”).

The Distributor – A broker-dealer that is registered under the Securities Exchange Act of 1934 (the “Exchange Act”) and that is a member of the Financial Industry Regulatory Authority (“FINRA”) will serve as the principal underwriter for the Trust (the “Distributor”). The Distributor will distribute the New Funds’ Shares on an agency basis. The Distributor will not be affiliated with the Adviser, any Sub-Adviser, the Trust’s custodian (the “Custodian”), the administrator of the Funds or a national securities exchange pursuant to Section 6 of the Exchange Act (an “Exchange”).

B. The New Funds and their Indexes

The New Funds, except as noted herein, will operate in a manner identical to that of the Equity Funds that were the subject of the Prior Order. Each New Fund primarily will invest in fixed-income securities (“Portfolio Securities”), selected to correspond, before fees and expenses, generally to the price and yield performance of an Index. The Trust intends to file a Registration Statement under the Act and the Securities Act of 1933, as amended (the “Securities Act”), to reflect the existence of the New Funds.

Each New Fund’s Index will be comprised of fixed-income securities traded in U.S. markets. Future Funds’ Indexes may be domestic or foreign fixed-income indexes, domestic or foreign equity indexes, or Blended Indexes. No entity that creates, compiles, sponsors or maintains an Index is or will be an affiliated person, as defined in section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust, the Adviser, the Distributor or any Sub-Adviser, or promoter to a New Fund.

C. Investment Objectives

The investment objective of each New Fund will be to provide investment results that correspond, before expenses, generally to the price and yield performance of the relevant Index. In seeking to achieve the respective investment objective of each Fund, the Adviser may utilize a “replication” strategy or a “representative sampling” strategy to track its Index. A New Fund using a replication strategy will invest in substantially all of the component securities (“Component Securities”) in its Index in the same approximate proportions as in the Index. A New Fund which utilizes a representative sampling strategy will hold a basket of the Component Securities of its Index, but it may not hold all of the Component Securities of its Index. Except as noted herein, this sampling strategy is similar to that employed by the Adviser when it managed certain Equity Funds.

When using a sampling strategy, the Adviser attempts to match the risk and return characteristic of a New Fund’s portfolio to the risk and return characteristic of the Index. For each New Fund, the Adviser subdivides each Index into categories of securities with similar features and characteristics. The Adviser generally divides the Index into parameters that determine a particular bond’s risk and expected return: e.g., duration, maturity, sector, credit rating, coupon, date of issue, the presence of embedded options (if any) and other investment or fundamental characteristics that the Adviser may deem relevant for such purposes. After each security in the Index is assigned to a category designed to reflect a combination of such parameters, the Adviser begins to construct the New Fund’s portfolio by selecting representative bonds from each category. The representative sample of bonds chosen from each category is intended to closely correlate with the investment and fundamental characteristics of the Index as a whole. The Adviser may include or exclude certain bonds to create a more tradable portfolio and improve arbitrage opportunities.

There are many benefits to the employment of a sampling strategy with respect to a New Fund. For example, the Adviser can avoid bonds that are relatively expensive (i.e., bonds that trade at perceived higher prices or lower yields due to supply demand) but have the same relative risk, value, duration and other characteristics as less expensive bonds. In addition, the use of sampling techniques permit the Adviser to exclude bonds that it believes will soon be deleted from the Index. The Adviser can also avoid holding bonds it deems less liquid than other bonds with similar characteristics which facilitates a more tradable portfolio. Lastly, the Adviser can develop a basket of Component Securities that is easier to construct and cheaper to trade, thereby potentially improving arbitrage opportunities.

The use of sampling strategies may prevent a New Fund from tracking its Index with the same degree of accuracy as would an investment fund that invested in every Component Security of the Index with the same weighting as the Index (i.e., replication). However, the Applicants anticipate that, over time, the Adviser will be able to manage a New Fund such that the expected tracking error of the New Fund relative to the performance of its Index will be less than 5%. Adjustments will be made in the portfolio of a New Fund in accordance with changes in the composition of its Index.

Under the Prior Order, the applicants provided that each Equity Fund would invest at least 90% of its assets in Component Securities of its Index, or in the case of Foreign Funds, Component Securities and Depository Receipts representing such securities. The application for the Prior Order states that an Equity Fund may invest up to 10% of its assets in certain futures, options and swap contracts, cash and cash equivalents, as well as in stocks not included in its Index but which the Adviser (or applicable Sub-Adviser) believes would help an Equity Fund track its Index. Applicants wish to amend the Prior Order to provide that each Fund, under normal circumstances, will invest at least 80% or 90% of its total assets (exclusive of collateral held from securities lending), as disclosed in the relevant prospectus, in Component Securities and, as applicable, Depositary Receipts, or “to-be-announced transactions” or “TBA Transactions” (as described below). However, a Fund may at times invest up to 20% of its total assets in certain derivatives (including without limitation futures, options and swap contracts), currencies, commodities, cash and cash equivalents, including U.S. and non-U.S. money market funds, other exchange-traded funds4, including other Funds, as well as securities not included in

[4]

Each Fund is permitted to invest in shares of other ETFs (including other Funds) to the extent that such investment is consistent with the Fund’s investment objective, registration statement, and any applicable investment restrictions. Such investments would be made within the limits of Section 12(d)(1) of the Act and would be made

(Continued)

its Index, but which the Adviser (or applicable Sub-Adviser) believes will help the Fund track its Index (collectively, the “Other Investments”).

D. Exchange Listing

Shares will be listed on an Exchange and traded in the secondary market in the same manner as other equity securities. The Distributor will not maintain a secondary market in the Shares. As long as the respective Trust operates in reliance on the Order, the Shares will be listed on an Exchange.

E. Purchases and Redemptions of Shares and Creation Units

Each Fund will offer, issue and sell its Shares to investors only in Creation Units through the Distributor on a continuous basis at the net asset value (“NAV”) per share next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern Time (“ET”) (“Closing Time”) on each day that the NYSE is open. Each Fund will sell and redeem Creation Units only on a “Business Day” which is defined as any day that the NYSE, the relevant Listing Exchange, the Trust and the Custodian are open for business and includes any

(Continued)

through purchases of shares in the secondary market or through receipt of shares as part of the securities contributed to a Fund through the in-kind purchase of one or more Creation Units, as defined below. A Fund would only hold shares of another ETF if doing so was in the best interest of the investing Fund such as, for example, where doing so would improve the liquidity, tradability or settlement of the portfolio securities, thereby potentially reducing the costs of creation and redemption activity, or help the Fund track its Index. For example, a Fund might invest in shares of a single ETF instead of shares of one or more Component Securities in its Index. The ability to submit or receive a single easily tradable security (i.e., shares of an ETF) as a substitute for a group of portfolio securities is expected to decrease the costs of creation and redemption activity, particularly for Funds that invest in multiple non- U.S. markets and especially for non- U.S. securities subject to transfer restrictions or stamp (transaction) taxes in their home markets. The decreased costs should improve the efficiency of the creation and redemption process and facilitate more efficient arbitrage activity, while at the same time permitting the Fund to obtain exposure to Component Securities in its Index through its investment in a single ETF holding similar securities. See iShares Trust, et al., (Oct. 22, 2008).

day that a Fund is required to be open under Section 22(e) of the Act. The NAV of a Fund that invests in fixed-income or foreign securities may be determined prior to 4:00 p.m., Eastern Time on each Business Day. Future Funds which track a Blended Index will use both the procedures discussed below (which predominantly apply to fixed-income securities) and in the application for the Prior Order.

(1) Placement of Orders to Purchase Creation Units

(a) General

The New Funds and Future Funds will generally be purchased and redeemed by means of an in-kind tender of specified securities (referred to as “Deposit Securities” for purposes of purchases, and referred to as “Redemption Securities” for purposes of redemptions) with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described herein.5 While a New Fund will generally operate on an in-kind basis, in order for the Trust to preserve maximum efficiency and flexibility, a New Fund and any Future Fund reserve the right to accept and deliver Creation Units of the New Fund and any Future Fund entirely for cash (“All-Cash Payment”).

The in-kind approach will minimize the need to liquidate Portfolio Securities to meet redemptions of Creation Units and may permit each applicable Fund to more closely achieve the

[5]

The Funds must comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including that the Deposit Securities and Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the Funds will comply with the conditions of rule 144A. The Prospectus for a Fund will also state that an Authorized Participant that is not a ‘Qualified Institutional Buyer,’ as defined in rule 144A under the Securities Act, will not be able to receive, as part of a redemption, restricted securities eligible for resale under rule 144A. A Creation Unit Aggregation is usually purchased or redeemed from the Funds for a basket of Deposit Securities or Redemption Securities that corresponds pro rata, to the extent practicable, to the Portfolio Securities plus a specified cash payment. In some cases, because it is often impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement, there may be minor differences between a basket of Deposit Securities or Redemption Securities and a true pro rata slice of a Fund portfolio.

desired correlation to its Index. However, over time, the Trust may conclude that operating on an exclusively in-kind basis for one or more Funds may present operational problems for such Funds. Therefore, the Trust may permit, in its discretion, an in-kind purchaser to substitute cash in lieu of depositing some or all of the requisite Deposit Securities. Substitution might be permitted or required, for example, in circumstances where one or more Deposit Securities may not be available in the quantity needed to make a Creation Deposit (defined below), may not be eligible for transfer through the DTC Process (defined below), may not be eligible for trading by an Authorized Participant (defined below) or the investor on whose behalf the Authorized Participant is acting. In the case of certain Future Funds that invest in foreign securities, one or more Deposit Securities may not be eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances. Brokerage commissions incurred by a Fund to acquire any Deposit Securities not part of a Creation Deposit are expected to be immaterial, and in any event the Adviser may adjust the relevant Transaction Fee (defined below) to ensure that the Fund collects the extra expense from the purchaser.

Each Fund intends to substitute a cash-in-lieu amount to replace any Deposit Security or Redemption Security that is a TBA Transaction. A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Redemption Security.

All orders to purchase Creation Units must be placed with the Distributor by or through an “Authorized Participant,” which is either (1) a “Participating Party,” i.e., a broker-dealer or other participant in the Shares Clearing Process through the Continuous Net Settlement System of the National Securities Clearing Corporation (the “NSCC”), a clearing agency that is registered with the SEC, or (2) a DTC Participant which has executed a participant agreement with the Distributor (“Participant Agreement”). An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant.

(b) DTC Process and Process for the Funds

Purchase orders for creations and redemptions of each Fund’s Creation Units will be processed either through an enhanced clearing process or through a manual clearing process as described immediately below. Settlement and clearing of foreign securities presently cannot be made using the DTC Process. This is true for current ETFs which hold foreign securities (see International iShares and the International Vanguard ETFs, for example).

For certain Future Funds that invest in foreign securities, once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and the Custodian. The Custodian will then inform the appropriate subcustodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner, the relevant Deposit Securities and/or the cash value of all or a part of such securities, in the case of a permitted or required “cash in lieu” amount, with any appropriate adjustments as determined by the Fund. Deposit Securities and All-Cash Payments must be delivered to the accounts maintained at the Custodian or applicable subcustodians. If applicable, the subcustodians will confirm to the Custodian that the required securities and/or cash have been delivered, and the Custodian will notify the Adviser and Distributor that the required securities and/or cash have been delivered. The Distributor will then furnish to those persons purchasing Creation Units a confirmation and Prospectus.

The Shares will clear and settle in the same manner as the shares of other ETFs, and Deposit Securities will clear and settle in the same manner as the applicable fixed-income securities.6

Deposit Securities that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. U.S. corporate and non-corporate (other than U.S. government) fixed-income securities will settle through DTC. Non-U.S. fixed-income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market. The Shares will settle through the DTC.7 The Custodian will monitor the movement of the underlying Deposit Securities or cash and will instruct the movement of Shares only upon validation that such securities or cash have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Securities or cash and, except as discussed below with respect to Portfolio Securities traded in foreign markets, will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Trust on behalf of each Fund. Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any material impact on the arbitrage efficiency or the secondary market trading of Shares. Each Fund may recoup the settlement costs charged by DTC or the Custodian by imposing a transaction fee on investors purchasing or redeeming Creation Units (“Transaction Fee”).

[6]	See iShares Trust, et al., Investment Company Act Release No. 25622 (June 25, 2002), as amended.
[7]

To the extent creation and redemption transactions for Shares of the New Fund can clear and settle through the CNS System, Creation Units may be deposited or charged to the Authorized Participants' DTC accounts through the CNS System.

(c) Timing and Transmission of Purchase Orders

All orders to purchase Creation Units must be received by the Distributor no later than the Closing Time (defined above) on the Transmittal Date in order for the purchaser to receive the NAV determined on the Transmittal Date.

The Distributor will transmit all purchase orders to the relevant Fund. The Fund and/or the Distributor may reject any order that is not in proper form. After a Fund has accepted a purchase order and received delivery of the Deposit Securities and any accompanying cash payment, or the All-Cash Payment, as applicable, DTC will instruct the Fund to initiate “delivery” of the appropriate number of Shares to the book-entry account specified by the purchaser. The Distributor will furnish a Prospectus and a confirmation to those placing purchase orders. The Prospectus or SAI of each Fund will disclose other grounds for rejection of purchase orders. The Distributor will be responsible for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement the delivery of Shares.

A Creation Unit of a Fund will not be issued until the transfer of good title to the Trust of the Deposit Securities and the payment of any cash portion of the purchase price, or the transfer of the All-Cash Payment have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant notwithstanding the fact that the corresponding Deposit Securities and cash payment have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Securities or cash payment as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the Fund to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Trust of purchasing such securities and the value of the collateral. The SAI may contain further detail relating to such collateral procedures.

(2) Payment for Creation Units

(a) General

As applicable, persons purchasing Creation Units from the Funds must make an in-kind deposit of Deposit Securities together with an amount of cash specified by the Adviser (the “Cash Amount”), plus the applicable Transaction Fee, or an All-Cash Payment. With respect to the Cash Amount for in-kind transactions and All-Cash Payments, the purchaser will make a cash payment on the contract settlement date. The Deposit Securities and the Cash Amount collectively are referred to as the “Creation Deposit.” The Cash Amount is a cash payment designed to ensure that the total aggregate value of a Creation Deposit is identical to the NAV of the Creation Unit it is used to purchase.8

The Adviser will make available through the Distributor on each Business Day, prior to the opening of trading on the Primary Listing Exchange (expected to be 9:30 a.m. ET), a list of securities and the required number of shares of each Deposit Security to be included in the Creation Deposit for each Fund or cash information for each Fund,9 including when the purchase

[8]

If the market value of the Deposit Securities is greater than the NAV of a Creation Unit, then the Cash Amount will be a negative number, in which case the Cash Amount will be paid by the Fund to the purchaser, rather than vice-versa.

[9]

Applicants expect the same information to be provided prior to the opening of trading on any Exchange that is the Primary Listing Exchange for Shares. Applicants do not believe that All-Cash Payments, if used, will affect arbitrage efficiency. This is because the Applicants believe it makes little difference to an arbitrageur whether Creation Units are purchased in exchange for a basket of securities or cash. The important function of the arbitrageur is to bid the share price of any Fund up or down until it converges with the NAV. The Applicants note that this can occur regardless of whether the arbitrageur is allowed to create in cash or with Deposit Securities. In either case, the arbitrageur can effectively hedge a position in a Fund in a variety of ways, including the use of market-on-close contracts to buy or sell the underlying Portfolio Securities and/or financial instruments.

of Creation Units from the Fund is an All-Cash Payment. In addition, the All-Cash Payment will be disclosed, if applicable. The Creation Deposit will apply to all purchases of Creation Units until a new Creation Deposit composition is announced. The Adviser also will make available on a daily basis information about the previous day’s Cash Amount. The Adviser will make this information available through the Distributor along with the information about the Deposit Securities.

(b) Domestic Funds

For purchases of Funds utilizing the in-kind process, Creation Deposits placed using the DTC Process must be delivered through an Authorized Participant. Authorized Participants wishing to place an order creating Creation Units to be effected using the DTC Process must state that the creation of Creation Units will be effected through a transfer of securities and cash. The Creation Deposit transfer must be ordered on the Transmittal Date in a timely fashion so as to ensure the delivery of the requisite number of Deposit Securities through DTC to the account of the Fund on the contract settlement date. The cash equal to the Cash Amount must be transferred directly to the Fund through the Federal Reserve Bank wire transfer system in a timely manner so as to be received by the Fund on the contract settlement date. An order to create Creation Units using the DTC Process is deemed received by the Distributor on the Transmittal Date if (i) such order is received by the Distributor not later than the Closing Time on such Transmittal Date; and (ii) all other procedures set forth in the Participant Agreement are properly followed. However, if the Fund does not receive both the requisite Deposit Securities and the Cash Amount in a timely fashion on the contract settlement date, such order will be canceled. Upon written notice to the Distributor, such canceled order may be resubmitted the following Business Day using the Creation Deposit for that Business Day. The delivery of

Creation Units purchased through the DTC Process will occur within the normal settlement cycle, currently no later than the third Business Day following the day on which the creation order is deemed received by the Distributor.

(c) Foreign Funds

An in-kind purchase of a Creation Unit of Foreign Future Funds will operate as follows. Once a purchase order has been placed with the Distributor, the Distributor will inform the Custodian. The Custodian will then inform the appropriate sub-custodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner on whose behalf it is acting, the relevant Deposit Securities (or the cash value of all or a part of such securities, in the case of a permitted or required cash purchase or “cash in lieu” amount), with any appropriate adjustments as determined by the Fund. Deposit Securities must be delivered to the accounts maintained at the applicable sub-custodians.

For both the Domestic Funds and the Foreign Funds, the securities and the number of the Deposit Securities for an in-kind purchase required for the Creation Deposit for each Fund will change as rebalancing adjustments and corporate action events, among other reasons for change, are reflected from time to time by the Adviser in light of the investment objective of such Fund. The composition of the Deposit Securities may also change in response to adjustments to the weighting or composition of the Component Securities in the relevant Index. The adjustments described above will reflect changes known to the Adviser by the time of determination of the Deposit Securities, known in the composition of the Index being tracked by the relevant Fund, or resulting from corporate actions, among other reasons for change.

Applicants reserve the right to permit or require a purchasing investor to substitute an amount of cash or a different security to replace any prescribed Deposit Security. Substitution might be permitted or required, for example, because one or more Deposit Securities: (1) may be unavailable, or may not be available in the quantity needed to make a Creation Deposit; or (2) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting. Brokerage commissions incurred by a Fund to acquire any Deposit Security not part of the Creation Deposit are expected to be immaterial, and in any event, the Adviser may adjust the relevant Transaction Fee to ensure that the Fund collects the extra expense from the purchaser.

(3) Redemption

Just as Shares can be purchased from a Fund only in Creation Units, such Shares similarly may be redeemed only if tendered in Creation Units (except in the event the Fund is liquidated). To redeem, an investor must accumulate enough Shares to constitute a Creation Unit. Redemption requests must be placed by or through an Authorized Participant. As required by law, redemption requests in good order will receive the NAV next determined after the request is received. The Trust has, pursuant to its organizational documents, the right to make redemption payments in respect of a Fund in cash, in-kind or a combination of both, provided the value of its redemption payments on a Creation Unit basis equals the NAV times the appropriate number of Shares of such Fund. Applicants currently contemplate that Creation Units of a New Fund will be redeemed principally in-kind (together with a balancing cash payment) except in certain circumstances in which Creation Units may be redeemed all or in part for cash. Investors purchasing or redeeming Creation Units entirely in cash will be required to use the DTC Process.

(a) In-Kind Redemptions

When using the DTC Process, an in-kind redemption involves delivery of Shares in Creation Units from the entity placing the request to the Fund corresponding with a delivery of the requisite amounts of each of the underlying Portfolio Securities from the Fund to the entity placing the redemption request. The DTC Process involves a non-automatic line-by-line position movement of the underlying Portfolio Securities and Shares. Therefore, both the Fund and the entity placing the request will be required to reconcile delivery and receipt of the correct share amounts for the transfer of Shares and the corresponding transfer of each underlying Portfolio Security. Transmission of an amount calculated in the same manner as the Cash Amount (“Cash Redemption Payment”)10 and the Transaction Fee (which includes the processing, settlement and clearing costs associated with securities transfers) must be accomplished in a manner acceptable to the Fund, normally through a DTC cash transfer system. For Foreign Funds, a redemption request will not be made through DTC. Creation Units of each Fund will be redeemed principally in-kind, except in certain circumstances. However, the Fund has the right to make redemption payments in kind, in cash, or a combination of each, provided that the value of its redemption payments equals the NAV of the Shares tendered for redemption. The Adviser may adjust the Transaction Fee imposed on a redemption wholly or partly in cash to take into account any additional brokerage or other transaction costs incurred by the Fund.

To the extent a Fund utilizes in-kind redemptions, shares in Creation Units will be redeemable on any Business Day for the Redemption Securities. Applicants expect that the Redemption Securities received by a redeeming investor in most cases will be the same as the Deposit Securities required of investors purchasing Creation Units on the same day.11 Depending

[10]

Although calculated in the same manner as the Cash Amount, the actual amount of the Cash Redemption Payment may differ if the Redemption Securities are not identical to the Deposit Securities on that day.

[11]

There may be limited circumstances, however, where the Deposit Securities and Redemption Securities could differ from each other. For example, if the bond of issuer #1 were replacing the bond of issuer #2 in a Fund’s Index at the close of today’s trading session, today’s prescribed Deposit Securities might include the bond of issuer #1 but not issuer #2, while today’s prescribed Redemption Securities might include the bond of issuer #2 but not that of issuer #1. This flexibility to prescribe different baskets for creation and redemption promotes efficient portfolio management and may lower the Fund’s brokerage costs, and thus is in the best interests of the Fund’s shareholders.

on whether the NAV of a Creation Unit is higher or lower than the market value of the Redemption Securities, the redeemer of a Creation Unit will either receive from or pay to the Fund, a Cash Redemption Payment. The redeeming investor also must pay to the Fund a Transaction Fee. The Adviser will publish daily a list of Redemption Securities.

A Fund may make redemptions partly in cash in lieu of transferring one or more Redemption Securities to a redeeming investor if the Fund determines, in its discretion, that such alternative is warranted.12 This could happen if the redeeming investor is unable, by law or policy, to own a particular Redemption Security. For example, a redeeming investor may be an investment-banking firm or broker-dealer restricted from holding shares of a company whose securities it recently underwrote.13

The right to redeem Shares will not be suspended nor payment upon redemption delayed, consistent with Section 22(e) of the Act and Rule 22e-2 under the Act, except as provided in the Prior Order with respect to certain Equity Funds that invest in foreign securities.

(b) Redemptions for All-Cash Payment

Redemptions of Creation Units for an All-Cash Payment will occur through procedures that are analogous (in reverse) to those for purchases. All requests for redemption are subject to acceptance by the Trust and must be preceded or accompanied by the requisite number of Shares of the relevant Fund, which delivery must be made to the Trust through the DTC Process, according to the procedures set forth in the Participant Agreement. If a request for redemption is rejected by the Trust, which rejection would occur if the request does not comply with the

[12]

A New Fund may also decide, on any given day, to provide all redeeming shareholders with cash proceeds, rather than a prescribed basket of securities, if doing so would benefit the Fund and its investors.

[13]	If a redeeming investor must take (or chooses to take) cash in lieu of one or more Redemption Securities, the investor will be required to use the DTC Process.

procedures set forth in the Participant Agreement, the Trust will so notify the redeemer, which would have to re-submit the request in good order. Transmission of cash amounts, including the Transaction Fee, must be accomplished in a manner acceptable to the Trust and as specified in the Participant Agreement. An entity redeeming Shares in Creation Units through an All-Cash Payment may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected on an in-kind basis through the DTC Process, calculated in the manner as disclosed in the Prospectus and/or SAI.

F. Pricing

The price of Shares will be based on a current bid/offer in the secondary market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, although Applicants believe that the market value of Shares primarily will rise or fall based on changes in the current value of the Portfolio Securities held by the Fund. Shares, available for purchase or sale on an intraday basis, do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Therefore, prices on an Exchange may be below, at or above the most recently calculated NAV of such Shares. No secondary sales will be made to brokers at a concession by the Distributor or by a Fund. Transactions involving the purchases or sales of Shares on an Exchange will be subject to customary brokerage fees and charges.

Applicants believe that the existence of a continuous secondary market for Shares, together with the publication by the Exchange of the current market value of the sum of the Deposit Securities and the estimated Cash Amount, will be key features of the Trust particularly attractive to certain types of investors. The pricing of Shares by means of bids and offers on an Exchange would be similar to the pricing of shares of many other ETFs.

G. Availability of Information Regarding Shares and Underlying Indexes

(1) General

In addition to the list of names and amounts of each security constituting the current Deposit Securities of the Creation Deposit, it is intended that, on each Business Day, the Cash Amount effective as of the previous Business Day, per each outstanding Fund Share, will be made available, if applicable. Neither the Trust nor any Fund will be involved in, or responsible for, the calculation or dissemination of any such amount and will make no warranty as to its accuracy. In addition, the following information will be disseminated: (i) continuously throughout the regular trading hours on the relevant Exchange (anticipated to be 9:30 a.m. to 4:00 p.m. ET) the market value of Shares by the Exchange over the Consolidated Tape, and (ii) every 15 seconds throughout such regular trading hours, an amount per individual Share representing the sum of the estimated Cash Amount and the current value of the Deposit Securities. Comparing these two figures allows an investor to determine whether, and to what extent, Shares are selling at a premium or a discount to NAV.1 4 The composition and return of the Index will be calculated and the total return will be disseminated once each Business Day at the end of the day. The end of day values of any Foreign Fund will be adjusted to reflect currency exchange rates at the end of each Business Day.

Each Fund will make available on a daily basis through the Distributor the names and required number of each of the Deposit Securities in a Creation Unit, as well as information regarding the Cash Amount, or the All-Cash Payment, as applicable. The NAV for each Fund will be calculated and disseminated daily. As discussed further herein, the Website, accessible to

[1] [4]

Applicants understand that Nasdaq disseminates market-traded fund valuation information via its Nasdaq Index Dissemination Service data feed. This information is currently disseminated to the public through many of the major market data vendors, including Thomson Financial, Reuters, Bloomberg and Standard & Poor’s Comstock.

all investors at no charge, will publish the current version of the Prospectus and SAI, the identity of the Index for each Fund, as well as additional quantitative information that is updated on a daily basis, including daily trading volume, closing price and closing NAV for each Fund. Also, Applicants expect that the Exchange will disseminate a variety of data with respect to each Fund on a daily basis; information with respect to recent NAV, net accumulated dividend, final dividend amount to be paid, Shares outstanding, Deposit Securities and total cash amount per Creation Unit, or estimated All-Cash Payment as applicable, will be made available prior to the opening of the Exchange.

As discussed above, the closing prices of the Funds’ Deposit Securities are readily available from, as applicable, the relevant markets, automated quotation systems, published or other public sources or on-line information services such as Bloomberg or Reuters.

(a) Calculation of Intra-day NAV

An estimated intra-day NAV will be calculated by an independent third party every 15 seconds during the Exchange’s regular trading hours and disseminated every 15 seconds on the Consolidated Tape associated with the Exchange. The estimated NAV will be updated throughout the day to reflect changing prices using multiple prices from one or more independent third party pricing sources. The estimated NAV will be calculated using prices obtained from one or more independent third-party pricing sources throughout the day and will be calculated in accordance with pre-determined criteria and set parameters so that an individual “price” based on an analysis of one or more pricing sources is obtained for each security in a Creation Deposit.

Because all bonds typically trade through “over-the-counter” or “OTC” transactions, information about the intra-day prices of such bonds comes from a variety of sources. The estimated NAV will be calculated by using a combination of: (i) executed bond transactions

(e.g., such as those reported on FINRA’s Trace Reporting and Compliance System (“TRACE” or the “TRACE System”); (ii) intra-day prices obtained directly from broker-dealers, and/or (iii) intra-day prices obtained from subscription services, such as Bloomberg. For these purposes, “intra-day prices” may include executed transaction prices, executable prices or indicative prices, all of which are available to Authorized Participants and other investors from major broker-dealers. “Executed transaction prices,” as the term suggests, are the prices at which completed bond transactions actually occurred, such as those executed transactions reported on TRACE or other transaction reporting systems. “Executable quotations” are price quotations provided by broker-dealers that indicate the price at which such broker-dealer would buy or sell a specified amount of securities. “Indicative quotations” are price quotations provided by broker-dealers that, while not necessarily executable, provide an indication of the price at which such broker-dealer would buy or sell a specified amount of securities.

(b) Availability of Intra-day Pricing and Other Information

As previously noted, one source of intra-day U.S. bond prices is the TRACE system. The TRACE system reports executed prices on corporate bonds. The development of the TRACE system provides evidence that transparency in the U.S. bond market is increasing. TRACE reported prices are available without charge on the FINRA’s website on a “real time” basis (subject to a fifteen minute delay as of July 1, 2005) and also are available by subscription from various information providers (e.g., Bloomberg). In addition, Authorized Participants and other market participants, particularly those that regularly deal or trade in bonds have access to intra-day bond prices from a variety of sources other than TRACE, including, for example, their own trading desks. Applicants understand that many Authorized Participants already make markets in the bonds included in the Indexes and that, when acting as such, they have access to intra-day bond prices through their own trading desks and will be able to assess the intra-day value of each Fund’s Deposit Securities and the reasonableness of a Fund’s estimated NAV using this information. Market participants, particularly large institutional investors, regularly receive executable and indicative quotations on bonds from broker-dealers. Authorized Participants and other market participants also can obtain bond prices by subscription from third parties through on-line client-based services.1 5

End of day prices of each Fund’s Deposit Securities are readily available from published or other public sources, such as TRACE, or on-line client-based information services provided by major broker-dealers, IDC, Bridge, Bloomberg, and other pricing services commonly used by bond mutual funds and other institutional investors.

A great deal of information will be available to prospective investors about Shares and the Funds. Investors interested in a particular Fund can obtain the Fund’s Form N-SAR, N-CSR, N-Q and N-PX, as well as the annual and semi-annual reports sent to shareholders. In addition, because Shares will be listed and traded on an Exchange, prospective investors will have access to information about the product over and above what is normally available about an open-end fund security. Information regarding market price and volumes will be continually available on a real time basis throughout the day via the Consolidated Quote System and Consolidated Tape Association, the Exchange’s website and other electronic services, such as Bloomberg and Reuters. The previous Business Day’s price and volume information may be published daily in the financial section of newspapers. In addition, Applicants expect that the product will be

[1] [5]

“[M]ost professional market participants, dealers, investors and issuers have access to reliable bond price data through commercial vendors.” Statement of William H. James of the Bond Market Association before the House Committee on Commerce Subcommittee on Finance and Hazardous Materials, September 29, 1998, reported in The Bond Market Association—Legislative Issues (discussing the increasing availability of pricing information in all sectors of the bond market).

followed closely by both stock market and mutual fund professionals, who will offer their analysis of why investors should purchase, avoid, hold or sell Shares. In short, Exchange listing of Shares should ensure not only that there is a large amount of raw data available, but also that such data is packaged, analyzed and widely disseminated to the investing public.

Because, as discussed above, information about the intra-day prices of each Fund’s Deposit Securities may be readily available, Applicants expect that Authorized Participants and other market participants will have sufficient information to make their own assessments of the intraday value of each Fund’s Deposit Securities and each Fund’s estimated NAV and to use this information to take advantage of arbitrage opportunities.

H. Sales and Marketing Materials; Prospectus Disclosure

Subject to Section II.I, the Applicants expect that, with respect to the New Funds’ prospectus(es), SAIs, and shareholder reports, and any marketing or advertising materials, the approach regarding disclosure will be identical to that of Equity Funds that are the subject of the Prior Order.

I. Deletion of Relief in the Prior Order from Section 24(d) Under the Act and Changes to Disclosure Requirements

As stated above, the Applicants seek to amend the Prior Order to delete the relief granted to Applicants from Section 24(d) of the Act. The Applicants believe that the deletion of the exemption from Section 24(d) that was granted in the Prior Order is warranted because the adoption of the summary prospectus under Investment Company Act Release No. 28584 (January 13, 2009) (the “Summary Prospectus Rule”) should supplant any need by a Fund to use a Product Description.

All representations and conditions contained in this application and in the application for the Prior Order that require a Fund to disclose particular information in the Fund’s Prospectus and/or annual report shall remain effective with respect to the Fund until the time the Fund complies with the disclosure requirements adopted by the Commission in the Summary Prospectus Rule.

III. Request for Exemptive Relief and Legal Analysis

Applicants request an order to amend the Prior Order which permits: (a) open-end management investment companies to issue Shares of Equity Funds in large aggregations only; (b) secondary market transactions in the Shares to occur at negotiated prices; (c) dealers to sell Shares to purchasers in the secondary market unaccompanied by a prospectus, when prospectus delivery is not required by the Securities Act; (d) certain affiliated persons of the Equity Funds to deposit securities into, and receive securities from, the Equity Funds in connection with the purchase and redemption of Creation Units; (e) certain Equity Funds to pay redemption proceeds more than seven days after the tender of Shares for redemption under certain circumstances, (f) certain open-end management investment companies and unit investment trusts outside of the same group of investment companies as the Equity Funds to acquire Shares beyond the limits of Section 12(d)(1)(A) of the Act, and (g) each Equity Fund and/or a broker-dealer registered under the Exchange Act to sell Shares to open-end management investment companies and unit investment trust outside of the same group of investment companies as the Equity Funds to acquire Shares beyond the limits of section 12(d)(1)(B).

Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, subject to the same terms, provisions and conditions of the Prior Order, except as amended by this application.

Each New Fund, except as otherwise noted herein, will operate in a manner identical to the operation of Equity Funds for which the Commission has already granted exemptive relief. The requested relief would amend the Prior Order to apply to each New Fund.

Applicants believe that Shares of the New Funds afford significant benefits in the public interest. Among other benefits, availability of Shares would: provide increased investment opportunities which should encourage diversified investment; provide in the case of individual tradable Shares, a low-cost market-based fixed-income product that can be traded throughout the day at prices that reflect minute by minute conditions rather than end of day prices; provide investors with an opportunity to diversify their portfolios by purchasing fixed-income securities at a low cost and with significantly lower transaction costs then if they purchased individual mutual funds with similar objectives; provide a security that should be freely available in response to market demand; and provide a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds.

With respect to the exemptive relief specified below regarding Section 17(a)(1) and 17(a)(2), relief is requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

“the terms of the proposed transaction...are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned....and the proposed transaction is consistent with the general purposes of [the Act].”

The sale and redemption of Creation Unit of each New Fund is on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Units are sold and redeemed by the Trust at their NAV. The Portfolio Deposit for each New Fund is based on a standard applicable to all and valued in the same manner in all cases. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the Section l7(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Unit, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the Trust’s policy and that of each New Fund as described herein; and are consistent with the general purposes of the Act.

Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. The exemptions and order requested are substantially similar to those granted in the Prior Order and to other ETFs.

IV. Conditions

Applicants agree that any amended order granting the requested relief will be subject to the same conditions as those imposed by the Prior Order, except for condition 5 to the Prior Order, which will be deleted, and condition 3 to the Prior Order, whose last sentence will be deleted.

V. Names and Addresses

Pursuant to Rule 0-2(f) under the Act, the Applicants hereby state that the address of the Applicants is as follows:

NT ETF Trust

Northern Trust Investments, N.A.

50 South LaSalle Street

Chicago, Illinois 60603

(312) 630-6000

The Applicants further state that all questions concerning this Application should be directed to:

Diana E. McCarthy, Esq.

Veena K. Jain, Esq.

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, Pennsylvania 19103-6996

(215) 988-1146

VI. Authorization and Signatures

Pursuant to Rule 0-2(c)(l) under the Act, each Applicant hereby represents that the undersigned is authorized to file this Application and any further amendments thereto in the name of and on behalf of the respective Applicant.

The items required by Rule 0-2(c)(l) under the Act are attached hereto as Exhibit A. The verifications required by Rule 0-2(d) under the Act are attached hereto as Exhibit B.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

Respectfully submitted,

NT ETF Trust

By:	/S/ ERIC K. SCHWEITZER
Eric K. Schweitzer
Initial Trustee
NT ETF Trust

Date: May 14, 2010

Northern Trust Investments, N.A.

By:	/S/ ERIC K. SCHWEITZER
Eric K. Schweitzer
Senior Vice President
Northern Trust Investments, N.A

Date: May 14, 2010

EXHIBIT INDEX

A.	Authorizations required pursuant to Rule 0-2(c)(l).

	1.	NT ETF Trust
	2.	Northern Trust Investments, N.A.

B.	Verifications required pursuant to Rule 0-2(d).

	1.	NT ETF Trust
	2.	Northern Trust Investments, N.A.

EXHIBIT A-1

AUTHORIZATION

RULE 0-2(c)(l)

NT ETF Trust

CERTIFICATE

I, the undersigned, certify that I am the duly authorized and elected Secretary of NT ETF Trust; and that in accordance with Rule 0-2(c) under the Act, all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of NT ETF Trust. Eric K. Schweitzer is authorized to sign and file this document on behalf of NT ETF Trust, pursuant to the general authority vested in him as Initial Trustee of NT ETF Trust.

I further certify that the signature appearing on the attached Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, is the genuine signature of Eric K. Schweitzer, the Initial Trustee of NT ETF Trust.

/S/ CRAIG CARBERRY
Craig Carberry
Secretary
NT ETF Trust

EXHIBIT A-2

AUTHORIZATION

RULE 0-2(c)(l)

NORTHERN TRUST INVESTMENTS, N.A.

CERTIFICATE

I, the undersigned, certify that I am the duly authorized and elected Secretary of Northern Trust Investments, N.A., a national banking association; and that in accordance with Rule 0-2(c) under the Act, all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of Northern Trust Investments, N.A. Eric K. Schweitzer is authorized to sign and file this document on behalf of Northern Trust Investments, N.A., pursuant to the general authority vested in him as Senior Vice President.

I further certify that the signature appearing on the attached Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, is the genuine signature of Eric K. Schweitzer, a duly elected and qualified Senior Vice President of Northern Trust Investments, N.A.

IN WITNESS WHEREOF, I have hereunto set my name as of the 14th day of May, 2010.

/S/ CRAIG CARBERRY
Craig Carberry
Secretary
Northern Trust Investments, N.A.

EXHIBIT B-1

VERIFICATION

RULE 0-2(d)

NT ETF Trust

VERIFICATION

The undersigned states that that he has duly executed the attached Application dated May 14, 2010 for and on behalf of NT ETF Trust thereof; that he is the Initial Trustee of the foregoing Trust; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/S/ ERIC K. SCHWEITZER
Eric K. Schweitzer
Initial Trustee
NT ETF Trust

EXHIBIT B-2

VERIFICATION

RULE 0-2(d)

NORTHERN TRUST INVESTMENTS, N.A.

VERIFICATION

The undersigned states that he has duly executed the attached Application dated May 14, 2010 for and on behalf of Northern Trust Investments, N.A.; that he is Senior Vice President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/S/ ERIC K. SCHWEITZER
Eric K. Schweitzer
Senior Vice President
Northern Trust Investments, N.A